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                                                             Exhibit (a)(9)


                     BIOROYALTIES, L.L.C. EXTENDS TENDER OFFER


    NEW YORK, NEW YORK, (September 24, 1997) ....... BioRoyalties, L.L.C., has
announced that its offer to purchase outstanding units of limited partnership interest (the "Units") of PaineWebber R&D Partners II, L.P. for $3,650 net per Unit has been extended and is now scheduled to expire at 12:00 Midnight, (Eastern Standard time), on October 7, 1997. As of 5:00 p.m. on September
23, 1997, approximately 792.5 Units had been tendered and not withdrawn. In addition, BioRoyalties amended its offer to limit the number of units which it is offering to purchase to 4,000 Units.

    For additional information, contact The Herman Group, Inc., the Information Agent/Depository for the Offer at (800) 243-3399.